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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2023

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Fort Lauderdale, Florida, June 17, 2023 - Embraer S.A. (“Embraer”), along with its subsidiary Embraer Aircraft Holding, Inc. (“EAH”) and Nidec Motor Corporation (NMC), has entered into a Framework Agreement on June 17, 2023 (“Framework Agreement”). The Framework Agreement establishes the terms and conditions for the establishment of a newly formed company named Nidec Aerospace, LLC (“Newco”) for the joint development and manufacture of electric propulsion systems ("Electric Propulsion Systems") for aeronautical usage, including for vertical take-off and landing vehicles (“eVTOL”) and fixed-wing aircraft.

Additionally, on June 17, 2023, Newco entered into a Supply Agreement with Eve Holding Inc. (“Eve”"), which governs the supply of Electric Propulsion Systems and related services by Newco to Eve for aeronautical usage.

On May 5, 2023, Embraer's Board of Directors approved the transactions contemplated in the Framework Agreement, including the formation of Newco, Embraer's investment in Newco and the execution of the corresponding agreements and related documents (the “Transaction”).

Newco

Newco is organized as a limited liability company under the laws of Delaware and was formed on June 16, 2023. Its principal place of business is in the state of Missouri, United States of America. The capital structure of Newco is divided between NMC and EAH, with NMC holding 51% and EAH holding 49% of the membership interests.

Initially, Newco's management will be conducted by a board of directors consisting of four members, with two appointed by NMC and two appointed by EAH. Upon receiving the applicable airworthiness certification for the Electric Propulsion System, Newco's board of directors will consist of five members, with three appointed by NMC and two by EAH.

Transaction

The conclusion of the transactions provided in the Framework Agreement is subject to customary closing conditions, including the approval of relevant regulatory authorities (the “Closing”).

At the Closing, EAH and NMC will license to Newco certain intellectual property and technology required for the development of the Electric Propulsion System and make an initial capital contribution to Newco. The Transaction also provides for additional contributions by EAH and NMC to Newco, upon the satisfaction of certain project milestones. The initial and additional contributions, in the form of equity or loans, add to approximately US$78 million, from closing through 2026.

Embraer expects that the Closing will occur by December 31, 2023.

About Nidec Corporation and Nidec Motor Corporation

Nidec Corporation is the world's leading comprehensive electric motor manufacturer. Based in Kyoto, Japan, Nidec Corporation offers motors ranging from micro-size to super large, as well as application products and services in IT, automation, home appliances, automobiles, commercial and industrial systems, environmental, energy, and many other businesses. Nidec is composed of approximately 340 group companies employing more than 100,000 people all over the world.

With headquarters in St. Louis, MO, Nidec Motor Corporation (NMC) is the leading manufacturer of commercial, industrial, and appliance motors and controls. The NMC product line features a full line of high efficiency motors, large and small, that serve industrial, residential, and commercial markets in applications ranging from agriculture, water treatment, mining, oil and gas, and power generation to pool and spa motors, air conditioning condensers, rooftop cooling towers, and commercial refrigeration. NMC also makes motors, controls, and switches for automotive and commercial markets.

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations